GT SPIRITS, INC.

Reviewed Financial Statements For The Years Ended December 31, 2017 and 2016

January 24, 2019



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
GT Spirits, Inc.
Waltham, MA

We have reviewed the accompanying financial statements of GT Spirits, Inc. (a corporation), which comprise the balance sheet as of December 31, 2017 and 2016, and the related statements of income and retained earnings and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me (us) to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 24, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

GT SPIRITS, INC
BALANCE SHEET
DECEMBER 31, 2017 & December 31, 2016

_____

	2017	2016
ASSETS		
CURRENT ASSETS		
Cash	$ 555,311	$ 45,901
Accounts Receivable	81,355	21,063
Finished Goods	83,598	-
Raw Materials & WIP	66,043	108,015
Employee Cash Advances	4,013	(257)
Prepaid Inventory	14,330	-
Prepaid Rent	-	1,000
Prepaid Excise Tax	2,216	-
	806,866	175,722
NON-CURRENT ASSETS		
Intangible Assets	653	653
Accumulated Amortization	(87)	(43)
TOTAL NON-CURRENT ASSETS	566	610
TOTAL ASSETS	807,433	176,331

GT SPIRITS, INC
BALANCE SHEET
DECEMBER 31, 2017 & December 31, 2016

_____

	2017	2016
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	174,758	75,457
Accrued Expenses	95,686	-
Payroll Tax	12,165	21,626
TOTAL CURRENT LIABILITIES	282,609	97,083
NON-CURRENT LIABILITIES		
Convertible Notes	-	436,000
Accrued Interest for Convertible Notes	-	9,717
TOTAL LIABILITIES	282,609	542,800
SHAREHOLDERS' EQUITY		
Beginning Equity	100	100
Common Stock (75,000,000 shares authorized;	2,205	866
22,051,562 issued; $0.0001 par value)		
Preferred Stock (6,750,000 shares authorized;	445	-
4,454,170 issued ; $0.0001 par value)		
Additional Paid in Capital		
Common Stock	793,572	-
Preferred Stock	1,439,078	-
Retained Earnings (Deficit)	(1,710,578)	(367,434)
TOTAL SHAREHOLDERS' EQUITY	524,822	(366,468)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 807,433	$ 176,331

GT SPIRITS, INC
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017		2016	
Operating Income				
Sales	$	345,121	$	63,643
Merchandise		61		-
Cost of Goods Sold		164,206		36,843
Gross Profit		180,976		26,800
Operating Expense				
Marketing	$	476,887	$	63,577
Payroll		382,763		164,262
Consulting		190,284		-
Travel		95,474		40,966
Professional Services		91,206		65,291
Distributor fees		51,166		2,136
Excise Taxes		49,686		9,860
General & Administrative		40,949		17,053
Rent		35,378		706
Equipment Rentals		32,205		10,494
Insurance		11,249		2,844
Auto Lease		10,250		742
Taxes		1,673		1,057
Charity		1,123		150
Misc.		1,000		134
Organizational Expense		-		5,000
Commissions		-		203
Amortization Expense		44		44
		1,471,335		384,519
Net Income from Operations		(1,290,359)		(357,719)
Other Income (Expense)				
Interest Expense		(52,786)		(9,717)
Net Income	$	(1,343,144)	$	(367,434)

GT SPIRITS, INC
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (1,343,144)	$ (367,434)
Change in A/R	(60,292)	(21,063)
Change in 'Employee Cash Advances	(4,270)	257
Change in Inventory: Finished Goods	(227,226)	-
Change in Inventory WIP & RM	185,599	(108,015)
Change in Prepaid Expenses	(15,547)	(1,000)
Change in A/P	99,301	75,457
Change in Accrued Expenses	95,686	-
Change in Payroll Tax Payable	(9,461)	21,626
Change in Accumulated Amortization	44	44
Net Cash Flows From Operating Activities	(1,279,309)	(400,128)
Cash Flows From Investing Activities		
Change in Intangible Assets	-	(13)
Net Cash Flows From Investing Activities	-	(13)
Cash Flows From Financing Activities		
Change in Accrued interest - Convertible Notes	(9,717)	9,717
Change in Convertible Notes	(436,000)	436,000
Change in Common Stock	794,911	226
Change in Preferred Stock	1,439,524	-
Net Cash Flows From Investing Activities	1,788,718	445,943
Cash at Beginning of Period	45,901	100
Net Increase (Decrease) In Cash	509,408	45,801
Cash at End of Period	$ 555,311	$ 45,901

GT SPIRITS, INC
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
_____

	2017	2016
Beginning Equity	$ (366,468)	100
Change in Common Stock	1,339	866
Change in Preferred Stock	445	-
Change in Additional Paid In Capital		
Common Stock	793,572	
Preferred Stock	1,439,078	
Change in Retained Earnings	(1,343,143)	(367,434)
Ending Equity	$ 524,823	$ (366,468)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

GT Spirits, Inc. ("the Company") is a corporation organized under the laws of the state of Delaware and headquartered in Massachusetts. The Company owns and produces Ghost Tequila.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained losses in both years.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The company plans to raise additional funds to cover expenses in the coming year through equity and debt offerings. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through January 22, 2020 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Developing and commercializing a product requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2017, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of intangible assets.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances held by the Company.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Intangible Assets

The Company capitalizes intangible assets with an expected useful life of one year or more. Depreciation is calculated on a straight-line basis over a 15-year period.

Rent

No office or warehouse space is rented by the Company. The Company currently rents equipment for distillery operations from a third party on an as needed basis. There are no capital lease agreements or rental contracts stating future minimum payments due. The Company is only charged for the equipment needed to meet specific production demands throughout the year and can be canceled at any time. Due to this condition, rental fees can vary month to month.

Auto Lease

In May of 2017, the Company rented an automobile under a non-cancellable operating lease. The lease expires 36 months and may be renewed at the option of the Company at the then-current market rate. Future minimum payments due are equal to $615 each month.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2016 and 2017. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Under current law, net operating losses may be carried forward indefinitely. The Company's federal tax filings for 2016, and 2017, will remain subject to review by the Internal Revenue Service until 2020, and 2021, respectively.

The Company is subject to franchise and income tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2016, and 2017 remain subject to review by that State until 2020, and 2021, respectively.

The Company is subject to corporate excise tax filing requirements in the State of Massachusetts. The Company's excise tax filings in the State of Massachusetts for 2016, and 2017 remain subject to review by that State until 2020 and 2021, respectively.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. This guidance was effective in the first annual period ended after December 15, 2016, and interim periods thereafter, for public entities. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for public entities and no later than for annual reporting periods beginning after December 15, 2018, for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for public entities and no later than for annual reporting periods beginning after December 15, 2019, and interim period within fiscal years beginning after December 15, 2019 for non-public entities.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2017, for both public entities and non-public entities. Early adoption is permitted.

NOTE D- DEBT

In 2016, the company issued a series of convertible notes payable in exchange for cash for the purpose of funding continuing operations ("the Notes"). The Notes accrued interest at the rate of 6% per annum and are payable at a future date to be determined by management. During 2016, the Company capitalized approximately $9,717 in interest related to the Notes. In December of 2017, all the Notes converted to common stock at the then current market price with voting rights being 1:1.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

The Company has only one supplier in Mexico that provides essential materials to the production of tequila. Should there be any conflicts concerning trade between countries, the Company may need to locate a secondary source for these materials.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 24, 2018, the date that the financial statements were available to be issued.